Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: Turnaround Making Progress

TAIPEI, Taiwan, February 10, 2012 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) announced today initial progress in new management’s plans to build a new Giga and drive shareholder value.

The company’s turnaround plans, driven by Chief Executive Officer John Stringer, are based on an explicit decision-making framework with clear objectives: effectively managing cash, maintaining the company’s listing on NASDAQ, and executing a new strategic growth plan.

Teams across new Giga are taking immediate, decisive and consistent action against this framework, transforming the business.

As part of efforts to better manage cash, steps to improve focus and establish new KPIs are underway, all of which is expected to produce cost synergies and enhanced efficiencies. The company is currently merging its Hong Kong offices. The project is expected to be completed this month; GigaMedia headquarters will remain in Taipei, Taiwan. New management is also reassessing the roles of the company’s business units.

The company also announced today that without execution of a reverse stock split it has regained compliance with NASDAQ’s minimum bid price listing requirements. This represents further progress in achieving new management’s major objectives and turning around the company; it also underscores new management’s confidence in the value of new Giga.

Additional details on new management’s turnaround plans will be provided going forward, including on GigaMedia’s fourth-quarter conference call, anticipated in the second half of March.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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